Headquarters
January 11, 2010	22 Hanaagar Street
Industrial Zone B
Securities and Exchange Commission	Hod-Hasharon, 45240, Israel
Division of Corporation Finance	Tel: 972 (9) 7619200
110 F Street, N.E.	Fax: 972 (9) 7443626
Washington, D.C. 20549	info@allot.com
www.allot.com

Re:	Allot Communications Ltd. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed May 7, 2009 File No. 001-33129

Ladies and Gentlemen:

Further to the letter of White and Case LLP dated December 18, 2009 in connection with the above-referenced filing, Allot Communication Ltd., an Israeli company (the “Company”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Sincerely, ALLOT COMMUNICATIONS LTD.

By:	/s/ Doron Arazi
Name: Doron Arazi
Title: Chief Financial Officer